SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/11/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

187,800

8. SHARED VOTING POWER
34,400

9. SOLE DISPOSITIVE POWER

765,700____________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

765,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.76%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on May 23, 2005. This Amendment No. 1 amends the Schedule 13D as specifically set forth.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION

Because the issuer's shares continue to trade at a wide discount to their net asset value, the filing persons have proposed that the board of directors take action to reduce the discount.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on March 7, 2005 there were 11,327,784 shares outstanding as of February 28, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 765,700 shares of BIF or 6.76% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 765,700 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 187,800 shares and jointly for 34,400 shares.

c. During the last sixty days the following shares of common stock were purchased by Mr. Goldstein (there were no sales).

8/19/05            6800 @ 6.67
8/17/05            13200 @ 6.65
8/17/05            1700 @ 6.64
8/16/05            6000 @ 6.65
8/16/05            13000 @ 6.7
8/15/05            100 @ 6.65
8/15/05            5000 @ 6.7
8/12/05            200 @ 6.654
8/11/05            26700 @ 6.65
8/9/05                   4600 @ 6.65
8/8/05                   16800 @ 6.7
8/2/05                   1700 @ 6.73
7/28/05            800 @ 6.73
7/26/05            8400 @ 6.73
7/21/05            11500 @ 6.7
7/19/05            2700 @ 6.7
7/18/05            6000 @ 6.7
7/18/05            1400 @ 6.65
7/15/05            4800 @ 6.65
7/12/05            1500 @ 6.7
7/7/05                   600 @ 6.55
7/5/05                   1500 @ 6.59
7/1/05                   2100 @ 6.56
6/24/05            2800 @ 6.6
6/22/05            5000 @ 6.6

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/22/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos